Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

February 11, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on February 11, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

February 11, 2025

SCHEDULE “A”

DIGIHOST TO DEVELOP HIGH-PERFORMANCE COMPUTING AND AI-TIER DATA CENTERS THROUGH WHOLLY-OWNED SUBSIDIARY, US DATA CENTERS, INC.

Miami, FL – February 11, 2025 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), is proud to announce the formation of US Data Centers, Inc. (“US Data Centers”), a wholly-owned subsidiary of the Company which will be dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers. The new US Data Centers website can be found at www.usdatacenters.ai.

A Purpose-Built AI and HPC Data Center Platform

With the launch of US Data Centers, Digihost is creating a dedicated platform focused entirely on delivering AI and HPC solutions, ensuring purpose-built infrastructure for the next generation of computing. As its first major initiative, US Data Centers plans to lead the transformation of the Company’s existing site in Columbiana, Alabama into a state-of-the-art Tier 3 data center designed to support next-generation AI and HPC workloads.

The project is planned to be executed in two phases, with a total aggregate planned capacity of 55 MW. The first phase is expected to result in 22 MW of HPC capacity, with a target completion date during the second quarter of 2026 and requiring planned capital expenditures of approximately $176 million. The second phase will consist of an additional 33 MW, with a target completion date during the first quarter of 2027 and requiring planned capital expenditures of approximately $264 million. The total capital expenditure for the project is estimated at approximately $440 million. The Company plans to finance the project primarily through debt by leveraging anticipated predictable future revenues anticipated from the completion of the proposed project.

This strategic investment underscores Digihost’s commitment to expanding its infrastructure to meet the growing demand for AI-driven computing power and cloud services. US Data Centers was formed to transform the Alabama facility by integrating scalable computing power with energy-efficient solutions, ensuring performance, reliability, and sustainability for enterprises, research institutions, and AI-driven businesses.

“The rapid growth of AI applications requires robust, high-performance infrastructure, and this strategic investment will help us meet that demand with a Tier 3-certified, AI-optimized facility designed for scalability and efficiency,” said Michel Amar, CEO of Digihost.

The launch of US Data Centers comes at a pivotal moment, as AI adoption accelerates and the demand for high-density, low-latency computing power continues to rise. The surge in AI models and cloud computing has created unprecedented demand for HPC-optimized infrastructure, making scalable, energy-efficient data centers a critical requirement for businesses at the forefront of innovation.

By establishing US Data Centers as a wholly-owned subsidiary, Digihost is reinforcing its commitment to delivering the next generation of computing infrastructure. Upon completion of the project, the Alabama facility is expected to leverage advanced cooling technologies, sustainable energy strategies and Tier 3 certification to create a resilient, cost-effective AI data center ecosystem. As US Data Centers expands, Digihost will continue exploring partnerships, enterprise collaborations and customer acquisition opportunities to support its vision of becoming a leader in AI-ready infrastructure.

For more information, visit www.usdatacenters.ai.

About Digihost

Digihost is an innovative infrastructure and technology company focused on blockchain, high-performance computing and artificial intelligence data centers. Digihost is committed to delivering scalable, sustainable, and efficient solutions to power the future of digital transformation.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; conversion of existing facilities to a Tier 3 data center facility may not be completed on the timelines anticipated by the Company or at all; risks relating to an inability to apply the Company’s facilities to HPC and/or AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC and/or AI customers on terms acceptable to the Company or at all; obtaining a Tier 3-certification for the Company’s data center facilities may not occur on the timelines anticipated or at all; uncertainty of obtaining additional funding to meet planned expenditures; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the Company’s ability to convert its existing facilities into a Tier 3 data center facility; the Company’s ability to secure long-term contracts associated with HPA and/or AI customers; the required expenditures to complete the proposed data center conversion project; the availability of funding proposed construction and project completion; the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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